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                                                               SUB-ITEM 77D(G)


                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                         AIM INTERNATIONAL FUNDS, INC.


Effective March 1, 2000, AIM Asian Growth Fund (the "fund") will seek to meet its investment objective by investing 65% of its assets in the equity securities issued by Asian companies (except Japanese companies), including companies with market capitalization of less than $1 billion. The fund considers Asian companies to be those (1) organized under the laws of a country in Asia and having a principal office in a country in Asia; (2) that derive 50% or more of their total revenues from business in Asia; or (3) whose equity securities are traded principally on a stock exchange, or in an over-the-counter market, in Asia.

The fund may invest up to 20% of its total assets in securities exchangeable for or convertible into equity securities of Asian companies. The fund may also invest up to 35% of its total assets in securities of non-Asian companies. The fund may also invest up to 35% of its total assets in high-grade short-term securities and debt securities, including U.S. Government obligations, investment grade corporate bonds or taxable municipal securities, whether denominated in U.S. dollar or foreign currencies.